Exceed Company Ltd.

2013 FiRST quarter financial Results

Fujian, China, May 15, 2013 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the first quarter ended March 31, 2013.

Financial Highlights – First quarter ended March 31, 2013 (1)

•	Revenue was RMB301.1 million (US$48.5 million), representing a 66.3% year-over-year decrease.
•	Gross profit was RMB78.8 million (US$12.7 million), representing a 69.7% year-over-year decrease. Gross margin was 26.2%, representing a 2.8 percentage point decrease as compared to 29.0% for the first quarter of 2012.
•	Operating profit was RMB15.1 million (US$ 2.4 million), representing an 89.7% year-over-year decrease.
•	Net profit was RMB9.9 million (US$1.6 million), representing a 92.3% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “as anticipated, our results in the first quarter were impacted by weakening consumer demand in China, which was largely attributable to the domestic economic slowdown. As a result, overall sales volume across our main footwear and apparel product lines decreased, resulting in a decline in revenue. In response to the prevailing market conditions, we took a prudent approach to control the amount of orders placed by our distributors. Even though we face intense competition in the sportswear industry, we continued to stay focused on our mass market positioning. We continue to introduce a range of popular priced sportswear products to target the mass market and to better align with customer preferences.”

“While we expect to continue to operate under unfavorable economic conditions for the remainder of this year, we believe we have the right strategy in place to effectively manage our production and inventory levels, maintain a lean operating structure and continue to strengthen our brand awareness. Our priorities for the remainder of this year will focus on strengthening our brand equity through effective marketing and maximizing the efficiency of our distribution network, and the continued execution of our long-term operational plan to align our production facilities and sales network to best capture growth opportunities in China’s evolving sportswear market. We believe that the continued execution of our strategy and operational plan will strengthen our competitive position over the long-term and allow us to maximize our growth opportunities in anticipation of an improving macroeconomic environment.”

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(1)     The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.2108, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on March 31, 2013. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2013.

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First Quarter 2013 Financial Results

Revenue breakdown

	Three Months Ended
	Mar 31, 2013 US$’000	Mar 31, 2013 RMB’000	% of Revenue	Mar 31, 2012 RMB’000	% of Revenue	First Quarter YoY Growth
Footwear	23,117	143,576	47.7%	431,545	48.3%	(66.7)%
Apparel	24,568	152,590	50.7%	453,914	50.7%	(66.4)%
Accessories	798	4,954	1.6%	9,098	1.0%	(45.5)%
Total	48,483	301,120	100.0%	894,557	100.0%	(66.3)%

Revenue. The global macroeconomic environment remained uncertain throughout the first quarter of 2013, which had an adverse impact on the domestic Chinese economy and sportswear industry. In addition, initial forecasts for sports product demand in preceding years proved to be overly optimistic, leading to a build-up of inventory levels industry-wide. In response, most sportswear brands have aggressively cleared their excess inventory during the period. In light of the impact that market headwinds would have on the Chinese sportswear industry for the first quarter of 2013, we continued to carry out a number of strategic initiatives throughout the first quarter of 2013 to maintain our competitive position, pricing power and to manage inventory levels and the efficiency of our distribution network. Among others, we continued to engage our distributors and authorized third party retailers to manage the level of wholesale orders placed with us to prevent an inventory build-up at our distributors in anticipation of weaker consumer demand. As a result, revenue for the first quarter of 2013 was RMB301.1 million (US$48.5 million), a 19.4% decrease from RMB373.7 million for the preceding quarter and a 66.3% decrease from RMB894.6 million for the first quarter ended March 31, 2012. The year-over-year decrease in revenue was primarily due to a decrease in the delivery of products to our distributors.

•	Footwear. Footwear accounted for 47.7% of revenue for the first quarter ended March 31, 2013. Footwear principally includes nine categories of products: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced.

Revenue from footwear was RMB143.6 million (US$23.1 million) for the first quarter ended March 31, 2013, a decrease of 25.9% from RMB193.7 million for the preceding quarter and a decrease of 66.7% from RMB431.5 million for the first quarter ended March 31, 2012. The year-over-year decrease in revenue was primarily due to a decrease in sales volume and decrease in our footwear Average Selling Price (“ASP”). The sales volume and ASP in the first quarter of 2013 decreased by 62.6% and 11.0%, respectively, compared with the same period in 2012. The decrease in ASP was attributable to the introduction of a range of popular priced footwear products to target the mass market and to better align with customer preferences.

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•	Apparel. Sports apparel accounted for 50.7% of revenue for the first quarter ended March 31, 2013. Sports apparel principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel was RMB152.6 million (US$24.6 million) for the first quarter ended March 31, 2013, a decrease of 11.8% from RMB173.1 million for the preceding quarter and a decrease of 66.4%, from RMB453.9 million for the first quarter ended March 31, 2012. This decrease was primarily due to a 70.8% decrease in sales volume, the effects of which were partially offset by the increase in the ASP. The ASP of apparel increased by 15.3% year-over-year for the first quarter ended March 31, 2013, primarily as a result of the increase in outsourcing costs from our upstream outsourced manufacturers. Since we adopted a cost-plus pricing policy to maintain a relatively stable gross profit margin, the ASP of apparel increased simultaneously. In addition, we obtained less volume discount offered by the upstream outsourced manufacturers as our purchase from outsourced manufacturers decreased, which in turn increased the outsourcing costs, leading to an increase in ASP of apparel to maintain the gross profit margin. The rate of increase in cost of sales of apparel in the quarter ended March 31, 2013 compared to the quarter ended March 31, 2012 exceeded the rate of increase in ASP during the same period.

•	Accessories. Revenue from accessories was RMB 5.0 million (US$ 0.8 million) for the first quarter ended March 31, 2013, a decrease of 27.5% from RMB6.9 million for the preceding quarter and a decrease of 45.5%, from RMB9.1 million for the first quarter ended March 31, 2012. This decrease was primarily driven by the decline in the sales of most sportswear accessories. Sport accessories principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced.

Gross profit and Gross profit margin. Gross profit for the first quarter ended March 31, 2013 was RMB78.8 million (US$12.7 million), representing a decrease of 22.7% from RMB101.9 million for the preceding quarter, and a decrease of 69.7% from RMB259.8 million for the first quarter ended March 31, 2012. Gross margin was 26.2% for the first quarter ended March 31, 2013, compared to 27.3% in the preceding quarter and 29.0% for the first quarter ended March 31, 2012. The year-over-year decrease in gross margin was primarily due to the increased production costs such as costs of raw materials and labor. We will continue our efforts to maintain our gross margin by balancing product pricing and material cost moving forward.

Other income and gains. Other income and gains decreased by 15.8% from RMB3.8 million for the first quarter ended March 31, 2012 to RMB3.2 million (US$0.5 million) for the first quarter ended March 31, 2013. The decrease in other income and gains for the first quarter of 2013 was mainly attributable to a decrease in interest income derived from short-term time deposits, with an average outstanding balance of RMB400.0 million (US$64.4 million) in the first quarter of 2013, bearing interest of 2.85% per annum. The decrease was primarily due to a decrease in the average interest rate for our short-term time deposits.

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Operating expenses. Total operating expenses for the first quarter ended March 31, 2013 were RMB67.0 million (US$10.8 million), a decrease of approximately 42.4% from RMB116.4 million for the same period in 2012.

Selling and distribution costs. Selling and distribution costs decreased by 48.1%, from RMB85.7 million for the first quarter ended March 31, 2012 to RMB44.5 million (US$7.2 million) for the first quarter ended March 31, 2013. The decrease was mainly due to the decrease in advertising and promotional expenses, which decreased from RMB80.0 million for the first quarter ended March 31, 2012 to RMB40.2 million (US$6.5 million) for the first quarter ended March 31, 2013, primarily because fewer new Xidelong retail selling locations were opened during the first quarter of 2013. During the first quarter of 2013, 20 new Xidelong retail selling locations were opened, certain of which received renovation subsidies from Exceed in the form of standardized promotional materials and display equipment. In contrast, 78 new Xidelong retail selling locations were opened in the first quarter of 2012. In 2013, our advertising and promotional activities will continue to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports in China, and the continued engagement of By2 as our official product series spokespersons.

Administrative expenses. Administrative expenses decreased by 33.8%, from RMB19.8 million for the first quarter ended March 31, 2012 to RMB13.1 million (US$ 2.1 million) for the first quarter ended March 31, 2013, primarily due to decreases in Urban Maintenance and Construction (“UMC Tax”), Educational Surcharge, Local Educational Surcharge, consultancy fees and employee share-based payment. Other taxes, including UMC Tax, Educational Surcharge, Local Educational Surcharge, etc., decreased from RMB4.1 million for the first quarter ended March 31, 2012 to RMB1.3 million (US$0.2 million) for the first quarter ended March 31, 2013, primarily because of the decline in revenue.

Research and development expenses. Research and development expenses decreased by 13.8%, from RMB10.9 million for the first quarter ended March 31, 2012 to RMB 9.4 million (US$ 1.5 million) for the first quarter ended March 31, 2013, primarily due to improved efforts to increase the efficiency of our research and development activities and the effect of our cost-cutting initiatives

Finance costs. Finance costs increased by 200.0%, from RMB0.1 million for the first quarter ended March 31, 2012 to RMB 0.3 million (US$50,000) for the first quarter ended March 31, 2013, primarily due to an increase in the average balance of our short-term bank borrowings.

Profit before tax. As a result of the foregoing, profit before tax decreased by 90.0%, from RMB147.2 million for the first quarter ended March 31, 2012 to RMB 14.7 million (US$ 2.4 million) for the first quarter ended March 31, 2013.

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Tax. Tax expenses decreased from RMB19.3 million for the first quarter ended March 31, 2012 to RMB4.8 million (US$ 0.8 million) for the first quarter ended March 31, 2013 due to the decrease in operating profit, the effects of which were partially offset by an increase in the applicable PRC income tax rate. Xidelong (China) Co. Ltd., our principal PRC subsidiary, was entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it is subject to the standard tax rate of 25%. The effective tax rate for the first quarter ended March 31, 2012 and 2013 was 13.1 % and 32.7%, respectively. Excluding the losses of the non-operating companies, the effective tax rates became 12.5% and 25.1%, respectively.

Profit. As a result of the above factors, profit for the first quarter ended March 31, 2013 was RMB9.9 million (US$1.6 million), a decrease of 92.3% from RMB128.0 million for the first quarter ended March 31, 2012.

Balance Sheet

Inventory. The average inventory turnover days for the first quarters ended March 31, 2013 and 2012 were 4 days and 5 days, respectively. The average inventory turnover days and inventory to revenue ratio remained relatively stable because of our effective production planning and effective procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the first quarters ended March 31, 2013 and 2012 were 280 days and 83 days, respectively. The increase in turnover days is more the result of the decrease in sales rather than actual days outstanding. We have been closely monitoring trade receivable balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the first quarters ended March 31, 2013 and 2012 were 11 days and 19 days, respectively. Average trade payables turnover days were within the Company’s payment policy.

Cash and cash equivalents. Cash and cash equivalents increased to RMB979.5 million (US$157.7 million) as of March 31, 2013 from RMB637.2 million as of December 31, 2012, primarily as a result of cash inflow from operating activities of RMB351.6 million (US$56.6 million).

Cash Flow

Cash inflow from operating activities was RMB351.6 million (US$56.6 million) for the first quarter ended March 31, 2013, compared to RMB75.9 million for the same period in 2012, an increase that was primarily due to the decrease in trade receivables during the period ended March 31, 2013.

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Business Highlights and Outlook

■	Update of sales and distribution network
■	There were 4,696 Xidelong retail selling locations as of March 31, 2013. During the first quarter of 2013, there was a net decrease of 213 locations as compared with the number of locations as of December 31, 2012. The net decrease of retail selling locations was caused by the closure of the relatively small and inefficient retail selling locations. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

■	Marketing initiatives and brand recognition
■	The Company will continue to sponsor the “Fitness for All” program in 2013.
■	In April 2013, the Company attended the 15th Jinjiang Footwear (Int’l) Exposition, China, one of Asia's largest professional footwear brand expositions. We have introduced our new footwear products with three underlying concepts including “Environmental Friendly”, “High Quality of Light Weight Materials” and “Ergonomic Health and Safety”.
■	We cooperated with Jinjiang municipal government councils to run the “The 6th Creative Design Contest of International Footwear Culture” for the fifth consecutive year to promote the energetic and creative image of “Xidelong” brand. The contest drew attention from local schools, teenagers and enthusiastic individuals. The geographical locations of the contestants in 2013 extended from Fujian Province to other provinces.

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About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 2153-2771

ir@xdlong.cn

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31
	(in thousands except for share and per share data)
	2013		2013		2012
	US$'000		RMB'000		RMB'000
	(Unaudited)		(Unaudited)		(Unaudited)

Revenue		48,483		301,120		894,557

Cost of sales		(35,794)		(222,307)		(634,741)

Gross profit		12,689		78,813		259,816

Other income and gains		516		3,204		3,837
Selling and distribution costs		(7,163)		(44,490)		(85,710)
Administrative expenses		(2,104)		(13,070)		(19,751)
Research and development expenses		(1,514)		(9,405)		(10,898)

OPERATING PROFIT		2,424		15,052		147,294

Finance costs		(53)		(332)		(51)

PROFIT BEFORE TAX		2,371		14,720		147,243

Tax		(778)		(4,832)		(19,259)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		1,593		9,888		127,984

EARNING PER SHARE
Net profit per share
Basic	US$	0.05	RMB	0.30	RMB	3.88
Diluted	US$	0.05	RMB	0.30	RMB	3.88

Weighted average number of shares outstanding
Basic		33,039,240		33,039,240		33,015,668
Diluted		33,039,240		33,039,240		33,020,906

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
	As of March 31		December 31
	2013	2013	2012
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	53,164	330,194	330,914
Prepaid land lease payments	4,334	26,916	27,103
Deposit paid for acquisition of land use rights	24,149	149,986	149,986
Total non-current assets	81,647	507,096	508,003

CURRENT ASSETS
Inventories	1,543	9,582	11,655
Trade receivables	127,131	789,584	1,084,535
Prepayments, deposits and other receivables	3,227	20,042	24,396
Cash and cash equivalents	157,714	979,533	637,184
Total current assets	289,615	1,798,741	1,757,770

CURRENT LIABILITIES
Trade and bills payables	7,314	45,426	8,831
Deposits received, other payables and accruals	10,024	62,259	61,681
Interest-bearing bank borrowings	3,220	20,000	30,000
Tax payable	776	4,820	2,357
Total current liabilities	21,334	132,505	102,869

NET CURRENT ASSETS	268,281	1,666,236	1,654,901

Net assets	349,928	2,173,332	2,162,904

STOCKHOLDERS' EQUITY
Issued share capital	4	23	23
Treasury shares	(2,560)	(15,898)	(15,898)
Retained profits	271,681	1,687,358	1,678,920
Reserves	80,803	501,849	499,859

Total equity	349,928	2,173,332	2,162,904

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31
	2013	2013	2012
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow from operating activities	56,618	351,644	75,873
Net cash inflow from investing activities	119	743	3,548
Net cash inflow/(outflow) from financing activities	(1,610)	(10,000)	6,298
Effect of exchange rate changes	(6)	(38)	26
Net increase in cash and cash equivalents	55,121	342,349	85,745
Cash at beginning of the period	102,593	637,184	964,317
Cash at end of the period	157,714	979,533	1,050,062

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